SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T- 3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

DRDGOLD Limited

(Name of Applicant)

EBSCO House 4

299 Pendoring Avenue

Blackheath

Randburg, 2195

South Africa

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6% Senior Convertible Notes due 2010	Up to a maximum aggregate principal amount of $66 million

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service: CT Corporation 111 Eighth Avenue New York, NY 10011 (212) 894-8400	Copies to be sent to: Richard Ely, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS England

Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 to the Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (the “Application”) filed by DRDGOLD Limited, a South African public limited company (the “Company”), on June 16, 2006, is being filed solely for the purposes of amending and restating Items 3, 4, 5, 7 and the List of Exhibits of the Application as follows:

AFFILIATIONS

3. Affiliates

A diagram presenting the affiliates of the Company, the respective percentages of voting securities held by the Company in such affiliates, and the relationship of each affiliate to the Company and the other affiliates of the Company, as of the date of this application, is set forth in Annex I hereto.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The following table lists the names and offices held by all directors and executive officers of the Company as of June 30, 2006.

Name	Office
Mark Michael Wellesley-Wood	Chief Executive Officer and Director
John William Cornelius Sayers	Chief Financial Officer and Director
Geoffrey Charles Campbell	Director
Robert Peter Hume	Director
Douglas John Meldrum Blackmur	Director
James Turk	Director
Daniel Johannes Pretorius	Group Legal Counsel
Ilja David Graulich	Strategic Development Officer
Andrew Norman Weir	General Manager Human Resources
Themba John Gwebu	Group Company Secretary

The mailing address for each of the officers and directors listed above is:

c/o DRDGOLD Limited

EBSCO House 4

299 Pendoring Avenue

Blackheath

Randburg, 2195

South Africa

5. Principal Owners of Voting Securities

As of June 30, 2006, to the best of the Company’s knowledge, no persons owned 10% or more of the voting securities of the Company, other than The Bank of New York which held 78.89% of the Company’s ordinary shares as depositary for the Company’s ADR program.

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CAPITAL SECURITIES

7. Capitalization

a. As of June 30, 2006

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, no par value*	600,000,000	320,035,078
Cumulative Preference Shares	5,000,000	5,000,000
6% Senior Convertible Notes due 2006	66,000,000	66,000,000

*	In addition, we had issued and outstanding at June 30, 2006, options to purchase a total of 14,575,256 ordinary shares, exercisable at prices varying between R4.52 to R36.08 and which expire 10 years after the date of grant.

b.	The holders of the Company’s ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders.

List of Exhibits

Exhibit T3A - Memorandum of Association of DRDGOLD Limited (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form 20-F, filed September 20, 1996).

Exhibit T3B - Articles of Association of DRDGOLD Limited, as amended on November 8, 2002 (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002).

Exhibit T3C - Form of Indenture between DRDGOLD Limited and The Bank of New York, as Trustee (incorporated by reference to Exhibit D to the Company’s Tender Offer Statement on Schedule TO, filed June 19, 2006).

Exhibit T3D - Not Applicable.

Exhibit T3E.1 - Offering Memorandum, dated June 16, 2006 as amended and restated on June 30, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Tender Offer Statement on Schedule TO, filed June 30, 2006).

Exhibit T3E.2 - Letter of Transmittal, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Tender Offer Statement on Schedule TO, filed June 19, 2006).

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Exhibit T3E.3 - Letter to Brokers, Dealers, Commercial Banks and Other Nominees, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Tender Offer Statement on Schedule TO, filed June 19, 2006).

Exhibit T3E.4 - Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Tender Offer Statement on Schedule TO, filed June 19, 2006).

Exhibit T3E.5 - Announcement of DRDGOLD Limited, dated June 16, 2006 (incorporated by reference to Exhibit (a)(5)(i) to the Company’s Tender Offer Statement on Schedule TO, filed June 19, 2006).

Exhibit T3E.6 - Announcement of DRDGOLD Limited, dated June 30, 2006 (incorporated by reference to Exhibit (a)(5)(i) to the Company’s Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed June 30, 2006).

Exhibit T3E.7 - Announcement of Extension of Exchange Offer of DRDGOLD Limited, dated July 19, 2006 (incorporated by reference to Exhibit (a)(5) to the Company’s Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed July 19, 2006).

Exhibit T3F* - A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

Exhibit 25.1* - Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed previously with the Form T-3 filed on June 16, 2006.

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Annex I

Annex I

DIAGRAM OF AFFILIATES OF DRDGOLDLIMITED

DRDGOLD Limited

South Africa

100%

Rand leases (Vogelstruisfontein) gold mining company Limited

South Africa

100%

Roodepoort gold mine (Pty) Limited

South Africa

100%

East Champ D’or gold mine Limited

South Africa

100%

West Wits Gold Holdings limited

South Africa

100%

West Wits Gold Mines Limited

South Africa

85%

DRDGOLD South African Operations (Pty) Ltd

South Africa

100%

Crown Gold Recoveries (Pty) limited

South Africa

100%

Crown Mines limited

South Africa

100%

City DeepLimited

South Africa

100%

Consolidated main reef and estate Limited

South Africa

100%

East Rand Proprietary Mines Limited

South Africa

100%

Blyvooruitzicht gold mining company Limited

South Africa

100%

Doornfontein gold mining company Limited

South Africa

100%

Argonaut Financial Services (Pty) Ltd

South Africa

100%

Crown Consolidated Gold Recoveries Limited

South Africa

100%

DRD (Offshore) Limited

Isle of Man

50.25%

Net-Gold Services Limited

Bermuda

79.9%

Emperor Mines Limited

Australia

100%

DRD (Isle of Man) Limited

Isle of Man

100%

DRD (Porgera) Limited

Papua New Guinea

20%

Porgera Joint Venture

Papua New Guinea

100%

Tolukuma Gold Mines Ltd

Papua New Guinea

100%

FORTIS (PTY) Limited

Papua New Guinea

100%

DRD Australasia Services Company (Pty) Limited

Autralia

4%

100%

DRD International Aps

Denmark

100%

Dome Resources (Pty) Ltd

Australia

96%

DRD Australasia Aps

Denmark

100%

DRD Australasia Two Aps

Denmark

100%

DRD Australia Pty Ltd

Australia

100%

Continental Resources (Pty) Ltd

Australia

100%

Mt Adrah Resources (Pty) Ltd

Australia

Indicates dormant companies with no operations.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DRDGOLD Limited, a public limited company organized under the laws of the Republic of South Africa, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Johannesburg, on the 24th day of July, 2006.

(Seal)	DRDGOLD LIMITED

	By:	/s/ John Sayers
Name: John Sayers
Title: Chief Financial Officer

Attest:

By:	/s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary